CLIP INTERACTIVE, LLC

A Colorado Limited Liability Company

THIRD AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT

Dated as of May 26, 2015

THE SECURITIES REPRESENTED BY THIS SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH SHARES MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER RESTRICTIONS ON TRANSFER SET FORTH HEREIN.

TABLE OF CONTENTS

PAGE

ARTICLE 1   DEFINITIONS...1

ARTICLE 2   FORMATION OF LIMITED LIABILITY COMPANY 5

2.1   Formation and Tax Classification..5

2.2   Company Name. 5

2.3   Term of Company..5

2.4   Purposes. 5

2.5   Merger..6

ARTICLE 3   CAPITALIZATION; SHARES...6

3.1   Capital Contributions..6

3.2   Establishment and Determination of Capital Accounts. 6

3.3   Negative Capital Accounts. 6

3.4   Company Capital. 6

3.5   Loans by Shareholders..6

3.6   Shares...7

3.7   Transfer Restrictions Generally. 8

3.8   Right of First Refusal..8

3.9   Market Stand-Off Agreement 10

3.10   Conversion to Corporate Form. 10

3.11   Merger or Sale of Interests..11

ARTICLE 4   DISTRIBUTIONS; ALLOCATIONS OF PROFITS AND LOSSES............11

4.1   Distributions and Payments. 11

4.2   Allocation of Profits and Losses...13

4.3   Regulatory and Special Allocations...13

4.4   Tax Allocations; Code Section 704(c)...13

4.5   Qualified Financing Series A Issuance 14

ARTICLE 5   SHAREHOLDERS..14

5.1   Number. 14

5.2   Shareholders' Voting Rights..14

5.3   Required Vote. 15

5.4   Effect of Incapacity..15

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5.5	Representations and Warranties of Shareholders.	16
5.6	Investment Opportunities.	16
5.7	Withdrawal of a Shareholder.	16
5.8	Confidentiality.	18
5.9	Noncompetition.	18
5.10	Non-Solicitation.	18
5.11	Meetings	18
5.12	Admission of Additional Shareholders	20
ARTICLE 6	BOARD OF DIRECTORS	20
6.1	Generally	20
6.2	Number of Directors; Chairman of the Board of Directors	21
6.3	Tenure.	21
6.4	Resignation.	21
6.5	Vacancies.	21
6.6	Meetings	22
6.7	Quorum and Transaction of Business	22
6.8	Directors Have No Exclusive Duty to Company	23
6.9	Resignation.	23
6.10	Exculpation of Directors.	23
6.11	LLC Officers; Chairman of the Board	23
ARTICLE 7	LIABILITY; INDEMNIFICATION	25
7.1	Limited Liability.	25
7.2	Indemnification.	25
ARTICLE 8	ACCOUNTING	26
8.1	Tax Matters Partner	26
8.2	Reserves.	26
8.3	Company Funds.	26
ARTICLE 9	DISSOLUTION; TERMINATION	26
9.1	Events of Dissolution.	26
9.2	Liquidation and Termination.	27
9.3	Statement of Dissolution.	27

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9.4   Merger or Sale of Interests.. 27

ARTICLE 10   MISCELLANEOUS 28

10.1   Notices. 28

10.2   Word Meanings; Construction. 28

10.3   Binding Provisions. 28

10.4   Applicable Law. 28

10.5   Severability of Provisions. 28

10.6   Section Titles. 29

10.7   Further Assurance. 29

10.8   Directly or Indirectly. 29

10.9   Counterparts. 29

10.10   Effect of Waiver and Consent. 29

10.11   Waiver of Certain Rights. 29

10.12   Notice of Provisions. 29

10.13   Entire Agreement. 29

10.14   Amendments. 29

10.15   Remedies. 29

CLIP INTERACTIVE, LLC

THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

THIS THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this *"Agreement"*), of CLIP INTERACTIVE, LLC (the *"Company"*), dated and effective as of May 26, 2015 (the "*Effective Date*"), by and among the Company, Jeffrey J. Thramann (the *"Founder"*) and each other person who becomes a member of the Company in accordance with the terms of this Agreement (collectively, the *"Shareholders"*). Any reference in this Agreement to a Shareholder shall include such Shareholder's successors to the extent such successors have become Additional Shareholders in accordance with the provisions of this Agreement.

RECITALS

WHEREAS, the Shareholders have formed the Company as a limited liability company pursuant to the Colorado Limited Liability Company Act.

WHEREAS, certain of the Shareholders are holders of the Company's Shares and are a party to the Second Amended and Restated Limited Liability Company Agreement of the Company, dated February 27, 2015 by and among the Shareholders, the Founder and the Company ("*Prior Agreement*"); and

WHEREAS, the parties to such Prior Agreement desire to amend and restate the Prior Agreement and to accept the rights and covenants hereof in lieu of their rights and covenants under the Prior Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Shareholders agree as follows:

ARTICLE 1
DEFINITIONS

As used in this Agreement, the following terms have the following meanings:

"*Accounting Period*" means (i) the Company's Fiscal Year if there are no changes in the Shareholders' respective interests in Company income, gain, loss or deductions during such Fiscal Year except on the first day thereof or (ii) any other period beginning on the first day of a Fiscal Year, or any other day during a Fiscal Year, upon which occurs a change in such respective interests, and ending on the last day of a Fiscal Year, or on the day preceding an earlier day upon which any change in such respective interest shall occur.

1.

"**_Acquisition_**" has the meaning given such term in Section 5.2.2.2.

"**_Act_**" means the Colorado Limited Liability Company Act, and any successor statute, as amended from time to time.

"**_Additional Shareholder_**" shall mean any Person who or which, with respect to an issuance of Shares by the Company, is admitted to the Company as an Additional Shareholder pursuant to Section 5.12 of this Agreement.

"**_Adjusted Capital Account_**" means, with respect to any Shareholder, the balance, if any, in such Shareholder's Capital Account as of the end of the relevant Taxable Year, after giving effect to the following adjustments:

       (i)   Credit to the Capital Account any amount which such Shareholder is obligated to restore or is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-1(b)(2)(ii)(*c*), 1.704-2(g)(1) and 1.704-2(i); and

       (ii)   Debit to such Capital Account the items described in Treasury Regulation Section 1.704-1(b)(2)(ii)(*d) (4)*, *(5)* and *(6)*.

"**_Affiliate_**" means, with respect to any Person, (i) any trust of which such Person or a relation of such Person is the trustee, (ii) any private foundation, a majority of the board of directors (or trustees) of which is comprised of such Person and such Person's relations and (iii) any corporation, partnership or limited liability company of which such Person or such Person's relations owns a majority of the voting equity.

"**_Articles_**" means the Articles of Organization filed with the Secretary of State of the State of Colorado on January 14, 2012.

"**_Asset Sale_**" has the meaning given such term in Section 5.2.2.3.

"**_Board_**" has the meaning given such term in Section 2.4.

"**_Book Value_**" means, (i) with respect to property contributed by any Shareholder, the fair market value of such property at the time of contribution, or (ii) with respect to property purchased or otherwise acquired by the Company, the Company's initial basis for federal income tax purposes, decreased in either case by book depreciation allocable thereto and increased or decreased in either case from time to time to reflect the adjustments required or permitted by Treasury Regulation Section 1.704-1(b)(2)(iv)(*f*).

"**_Capital Account_**" has the meaning given such term in Section 3.2.

"**_Capital Contribution_**" means the aggregate contributions made (or deemed to be made) by a Shareholder to the Company pursuant to Article 3 as of the date in question, as shown opposite such Shareholder's name on the Share Register, as the same may be amended from time to time.

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"***Code***" means the Internal Revenue Code of 1986 and any successor statute, as amended from time to time.

"***Common Shares***" has the meaning given such term in Section 3.6.1.

"***Company***" means Clip Interactive, LLC, a Colorado limited liability company.

"***Damages***" has the meaning given such term in Section 7.2.2.

"***Director***" means the Series A Director, the Series F Director, the Series B Directors, the Joint Director or any other person designated as a Director of the Company pursuant to Article 6.

"***Dissolution***" has the meaning given such term in Section 10.1.

"***Fiscal Year***" of the Company means the calendar year.

"***Indemnitee***" has the meaning given such term in Section 7.2.2.

"***Joint Director***" shall be the person named in Section 6.2.

"***Liquidation Event***" means any Acquisition, Asset Sale or Dissolution.

"***LLC Officer***" has the meaning given such term in Section 6.11.

"***Net Profit***" and "***Net Loss***" mean, for each Accounting Period, an amount equal to the Company's taxable income or loss for such Accounting Period, plus or minus the additional items of income, gain, loss and deduction required to be allocated to Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv).

"***Percentage Interest***" means, at any time, a percentage equal to a fraction, the numerator of which is the number of Shares (whether Common or Preferred Shares) held by such Shareholder at such time and the denominator of which is the aggregate number of outstanding Shares (whether Common or Preferred Shares) held by all Shareholders at such time, in each case as reflected in the books and records of the Company.

"***Person***" means a natural person, partnership (whether general or limited), limited liability company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or any representative capacity.

"***Preferred Shares***" has the meaning given such term in Section 3.6.1.

"***Qualified Financing***" means a sale and issuance of the Company's equity securities occurring after the Series B Original Issue Date that results in an aggregate purchase price paid to the Company by investors of not less than $5,000,000 and such securities are sold at a price per share greater than or equal to the Series B Original Purchase Price (as adjusted for dividends, combinations, recapitalizations and the like).

"***Reorganization Plan***" has the meaning given such term in Section 3.10.

3.

"**Required Holders**" has the meaning given in Section 3.6.3.

"**Required Series B Holders**" means the holders of at least 70% of the outstanding and issued Series B Preferred Shares; provided that following the date on which an aggregate of at least 7,666,507 Series B Preferred Shares have been sold by the Company pursuant to that certain Series B Preferred Share and Warrant Purchase Agreement, dated as February 27, 2015 (as amended), "Required Series B Holders" shall mean the holders of at least a majority of the outstanding and issued Series B Preferred Shares.

"**Sale Plan**" has the meaning given such term in Section 3.11.

"**Series 1 Common Shares**" has the meaning given such term in Section 3.6.1.

"**Series 2 Common Shares**" has the meaning given such term in Section 3.6.1.

"**Series A Director**" has the meaning given such term in Section 6.2.

"**Series A Original Issue Price**" means $1.00 per share, as adjusted for any dividends, combination, splits, recapitalizations and the like with respect to the Series A Preferred Shares after the date hereof.

"**Series A Preference Amount**" means, with respect to each Series A Preferred Share, the sum of Series A Original Issue Price minus all distributions received by such Shareholder with respect to such Series A Preferred Share pursuant to Section 4.1.2.2 of this Agreement.

"**Series A Preferred Shares**" has the meaning given such term in Section 3.6.1.

"**Series B Director**" has the meaning given such term in Section 6.2.

"**Series B Original Issue Date**" means February 27, 2015.

"**Series B Original Issue Price**" means $1.0435 per share, as adjusted for any dividends, combination, splits, recapitalizations and the like with respect to the Series B Preferred Shares after the date hereof.

"**Series B Preference Amount**" means, with respect to each Series B Preferred Share, the sum of (A) the product of (i) the Series B Original Issue Price *times* (ii) 1.5, plus (B) any accrued but unpaid Series B Dividend minus (C) all distributions received by such Shareholder with respect to such Series B Preferred Share pursuant to Section 4.1.2.1 of this Agreement.

"**Series B Preferred Shares**" has the meaning given such term in Section 3.6.1.

"**Series F Director**" has the meaning given such term in Section 6.2.

"**Series F Preferred Shares**" has the meaning given such term in Section 3.6.1.

"**Share(s)**" has the meaning given such term in Section 3.6.1.

4.

"**_Share Register_**" means that certain <u>Exhibit A</u> attached to this Agreement entitled "Share Register," as such exhibit may be amended by the Board from time to time in accordance with this Agreement.

"**_Share Restriction Agreement_**" is described in Section 5.7.6.1.1.

"**_Shareholder_**" means each Person who hereby or hereafter executes this Agreement as a Shareholder in accordance with the terms of this Agreement and the Act. The Shareholders shall constitute the "*members*" (as that term is defined in the Act) of the Company.

"**_Tax Matters Partner_**" has the meaning given such term in Section 8.1.

"**_Tax Percentage_**" has the meaning given such term in Section 4.1.1.2.

"**_Transfer_**" means any sale (including, without limitation, a sale by a trustee or debtor in bankruptcy or arising out of any manner of creditor's proceeding), assignment, transfer (including, without limitation, a transfer by will or intestate distribution or any court order for sale or transfer pursuant to a decree including, without limitation, a divorce decree), exchange, mortgage, pledge, foreclosure, execution, garnishment, attachment, sheriff's sale, gift, or other disposition or encumbrance (whether voluntarily or involuntarily or by operation of law) of, or the granting of a security interest in, all or any portion of a Shareholder's Shares or other interests in the Company.

"**_Treasury Regulations_**" means the final and temporary regulations promulgated under the Code, as amended from time to time.

"**_Vested Shares_**" means Shares that are not subject to a risk of forfeiture pursuant to an applicable Share Restriction Agreement.

"**_Withdrawal_**" has the meaning given such term in Section 5.7.

Other terms defined in this Agreement have the meanings so given them.

ARTICLE 2
FORMATION OF LIMITED LIABILITY COMPANY

2.1   Formation and Tax Classification. The Company has been formed as a limited liability company under and pursuant to the Act. Each Shareholder represents and warrants that such Shareholder is duly authorized to join in this Agreement and that the Person executing this Agreement on its behalf is duly authorized to do so. The Shareholders intend that the Company will be classified as a partnership for federal, state and local income and franchise tax purposes and each Shareholder and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment. The Shareholders intend that the Company shall not be a partnership (including, without limitation, a limited partnership) for any other purpose.

5.

2.2   Company Name. The name of the Company is Clip Interactive, LLC. The business of the Company shall be conducted under such name or such other names as the Shareholders may from time to time determine.

2.3   Term of Company. The term of the Company commenced on the date of the initial filing of the Articles with the Secretary of State of the State of Colorado and shall continue until dissolved or otherwise terminated pursuant to this Agreement or the laws of the State of Colorado.

2.4   Purposes. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, operating a mobile media and advertising technology company, which will enable traditional media to become interactive (the **"Primary Business"**) and engaging in any other lawful act, activity or business that is approved by the Company's Board of Directors (the "**Board**") and for which limited liability companies may be formed under the Act.

2.5   Merger; Conversion. Subject to the provisions of this Agreement, the Company may merge with, or consolidate or convert into, another limited liability company (organized under the laws of the State of Colorado or any other state), a corporation (organized under the laws of the State of Colorado or any other state) or other business entity, regardless of whether the Company is the survivor of such merger, conversion or consolidation.

ARTICLE 3
CAPITALIZATION; SHARES

3.1   Capital Contributions. The Shareholders have previously contributed their initial capital contributions in cash and assets listed on Exhibit A attached hereto. Any future capital contributions by any Shareholder or Additional Shareholder will be reflected on the Share Register attached to this Agreement.

3.2   Establishment and Determination of Capital Accounts. A capital account (**"Capital Account"**) representing each Shareholder's interest in the capital of the Company shall be established for each Shareholder on the books of the Company in the manner required by Treasury Regulations Section 1.704-1(b)(2)(iv).   Each Shareholder's initial Capital Account shall be the amount set forth opposite such Shareholder's name under the column titled "Contribution" on Schedule A, dated as of the Effective Date.

Any references in this Agreement to the Capital Account of a Shareholder shall be deemed to refer to such Capital Account as the same may be increased or decreased from time to time as set forth above.

3.3   Negative Capital Accounts. Except as otherwise provided by law, no Shareholder shall be required to pay to the Company or any other Shareholder any deficit or negative balance which may exist from time to time in such Shareholder's Capital Account.

3.4   Company Capital. No Shareholder shall be paid interest on any Capital Contribution to the Company or on such Shareholder's Capital Account, and no Shareholder

6.

shall have any right (a) to demand the return of such Shareholder's Capital Contribution or any other distribution from the Company (whether upon resignation, withdrawal or otherwise), except upon Dissolution of the Company pursuant to Article 10 hereof or (b) to cause a partition of the Company's assets.

3.5   Loans by Shareholders. No Shareholder, as such, shall be required to lend any funds to the Company. Any Shareholder may, with the approval of the Founder, make loans to the Company, and any loan by a Shareholder to the Company shall not be considered to be a Capital Contribution.

3.6   Shares.

3.6.1   Authorized Shares. The voting rights and interest of the Shareholders in the Net Profits and Net Losses of the Company shall be represented by shares (the *"Shares"*). The Company shall have two classes of Shares: Common Shares ("*Common Shares*") and Preferred Shares (the "*Preferred Shares*").   There shall be two series of Common Shares, Series 1 Common Shares ("*Series 1 Common Shares*") and Series 2 Common Shares ("*Series 2 Common Shares*") and three series of Preferred Shares, the Series A Preferred Shares ("*Series A Preferred Shares*"), the Series B Preferred Shares ("*Series B Preferred Shares*") and the Series F Preferred Shares ("*Series F Preferred Shares*"). Upon making the Capital Contributions (if any) listed on the Share Register, attached hereto, a Shareholder shall own the number and class of Shares listed opposite his, her or its name on the Share Register.

3.6.2   General Terms.

3.6.2.1   Common Shares shall have all the rights, restrictions and preferences of the Common Shares, as set forth herein, and may be subject to vesting or other restrictions, as set forth in an applicable Share Restriction Agreement.

3.6.2.2   The Preferred Shares shall have all the rights, restrictions and preferences of the Preferred Shares, as set forth herein.

3.6.3   Authorization and Issuance of New Shares.   The Company, upon approval of the holders of a majority of the Series F Preferred Shares (the *"Required Holders"*), shall have the authority to issue Shares in addition to those issued as of the date hereof (including, without limitation, Shares which are subject to vesting or other substantial risks of forfeiture) and to fix and determine the relative rights, preferences, powers, privileges and restrictions of such Shares, if applicable, without any further action on the party of any party. The Required Holders shall have the authority to determine the Capital Contribution, if any, required to be made for newly issued Shares, the applicable Original Issue Price for such Shares and the Percentage Interest represented by any newly issued Shares. Unless otherwise provided herein, upon each issuance of new Shares, the Percentage Interests of the Shareholders immediately prior to the issuance shall be adjusted proportionately based upon the Percentage Interest assigned to the new Shares.

3.6.4   Series B Preferred Valuation Protection. If at any time after the Series B Original Issue Date, the Company issues additional securities of the Company where the price per share of the securities of Company sold or issued is less than the Series B Original Issue

7.

Price (as adjusted for dividends, combinations, splits recapitalizations and the like with respect to such shares occurring after the Series B Original Issue Date), then in connection with such issuance, the Company shall issue to each holder of Series B Preferred Shares (for no additional consideration) that number of additional shares of Series B Preferred Shares necessary to maintain such holder's Percentage Interest as existed immediately prior to such issuance (the "**Additional Shares**"). The right of the holders of Series B Preferred Shares to receive such Additional Shares (i) may be waived by the Required Series B Holders and (ii) shall terminate immediately prior to a Qualified Financing. A Qualified Financing may be comprised of separate closings, provided that the terms upon which the Company sells additional securities of the Company in each such closing are identical. Notwithstanding anything herein to the contrary, no issuance of Shares as compensation for services provided to the Company shall result in the application of the adjustment provided by this Section 3.6.4, regardless of the price (or lack thereof) at which such Shares are issued.

> **3.6.5 Amendment of Agreement upon Issuance of New Shares**. When new Shares are issued, the Share Register shall be updated to reflect such issuance.

> **3.6.6 Series B Dividends.** The Company shall not pay or set aside any dividends on Shares of any other class or series of Shares of the Company unless (in addition to the obtaining of any consents required elsewhere in this Agreement) the holders of the Preferred Shares then outstanding shall first receive, or simultaneously receive, out of funds legally available therefor, an 8% annual dividend on each outstanding Series B Preferred Share (the "**Series B Dividend**"). From and after the date of the issuance of any shares of Series B Preferred Shares, the Series B Dividend shall accrue from day to day, whether or not declared, and shall be cumulative.

> **3.6.7 Share Certificates.** The Company may, in the discretion of the Board, but need not, issue certificates evidencing the Shares issued by the Company. Any such certificates shall contain the following legends (in addition to any legend required under applicable state securities laws):

>> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "**SECURITIES ACT**") AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER THE ACT OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AND ITS COUNSEL THAT SUCH REGISTRATION IS NOT REQUIRED.

>> THE SALE, TRANSFER OR ASSIGNMENT OF THESE SECURITIES ARE SUBJECT TO THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE HOLDER HEREOF OR HIS PREDECESSOR IN INTEREST. COPIES OF SUCH AGREEMENT MAY BE OBTAINED BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE COMPANY."

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3.7   Transfer Restrictions Generally.

3.7.1   Each Shareholder agrees not to make any Transfer of all or any interest in the Company without the prior written consent of the Required Holders and the Required Series B Holders, except that Transfers by a Shareholder made for *bona fide* estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Shareholder (or his or her spouse) (all of the foregoing collectively referred to as "family members"), or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by such Shareholder or any such family members shall be permitted without such consent.

3.7.2   Any attempted Transfer by any Person of an interest or right, or any part thereof, in or in respect of the Company other than in accordance with this Section 3.7 shall be, and is hereby declared, null and void *ab initio*.

3.7.3   A Person to whom an interest in the Company is Transferred in accordance with this Agreement has the right to be admitted to the Company as a Shareholder only upon approval of the Founder, and execution by the transferee of such instruments as the Founder may deem necessary or advisable to effect the admission of such transferee as a Shareholder, including, without limitation, the written acceptance and adoption by such transferee of the provisions of this Agreement and any other agreement to which the transferring Shareholder is bound with respect to the transferred interest. A Person to whom Shares are transferred will have no right to vote such Shares or otherwise participate in the management or operations of the Company or receive information concerning the Company unless such Person is approved for admission as a Shareholder by the Required Holders. If Shares are transferred to a Person in accordance with this Agreement and the transferee is not admitted as a Shareholder the transferring Shareholder will continue to vote the transferred Shares and receive information concerning the Company until such time as the transferring Shareholder withdraws from the Company.

3.7.4   The Shareholder effecting a Transfer and any Person admitted to the Company as an Additional Shareholder in connection therewith shall pay, or reimburse the Company for, all reasonable costs and attorney fees incurred by the Company in connection with such Transfer or admission on or before the 30th day after the receipt by that Person of the Company's invoice for the amount due.

3.8   Right of First Refusal.

3.8.1   Except for a Transfers permitted or approved by Required Holders and Required Series B Holders under Section 3.7.1 hereof, no Shareholder shall Transfer any of the Shares of the Company or any right or interest therein except by a Transfer which meets the requirements hereinafter set forth in this Section 3.8:

3.8.1.1   If the Shareholder desires to Transfer any of his Shares, then the Shareholder shall first give written notice thereof to the Company. The notice shall name the proposed transferee and state the number of Shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed Transfer.

9.

3.8.1.2 For 30 days following receipt of such notice, the Company shall have the option to purchase all (but not less than all) of the Shares specified in the notice at the price and upon the terms set forth in such notice; *provided, however,* that, with the consent of the Shareholder, the Company shall have the option to purchase a lesser portion of the Shares specified in said notice at the price and upon the terms set forth therein. In the event the Company elects to purchase all of the Shares or, with consent of the Shareholder, a lesser portion of the Shares, it shall give written notice to the transferring Shareholder of its election and settlement for said Shares shall be made as provided below.

3.8.1.3 The Company may assign its rights hereunder.

3.8.1.4 In the event the Company and/or its assignee(s) elect to acquire any of the Shares of the transferring Shareholder as specified in said transferring Shareholder's notice, the Company shall so notify the transferring Shareholder and settlement thereof shall be made in cash within 30 days after the Company receives said transferring Shareholder's notice; provided that if the terms of payment set forth in said transferring Shareholder's notice were other than cash against delivery, the Company and/or its assignee(s) shall pay for said Shares on the same terms and conditions set forth in said transferring Shareholder's notice.

3.8.1.5 In the event the Company and/or its assignees(s) do not elect to acquire all of the Shares specified in the transferring Shareholder's notice, said transferring Shareholder may, within the 60-day period following the expiration of the option rights granted to the Company and/or its assignees(s) herein, Transfer the Shares specified in said transferring Shareholder's notice which were not acquired by the Company and/or its assignees(s) as specified in said transferring Shareholder's notice. All Shares so sold by said transferring Shareholder shall continue to be subject to the provisions of this Agreement in the same manner as before said Transfer.

3.8.1.6 Any attempted Transfer by any Person of an interest or right, or any part thereof, in or in respect of the Company other than in accordance with this Section 3.8 shall be, and is hereby declared, null and void *ab initio.*

3.8.2 The certificates representing the Shares shall bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

> "THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE COMPANY AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF THE COMPANY."

3.9 Market Stand-Off Agreement. No Shareholder shall sell, dispose of, Transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any securities of the Company held by such Shareholder, including the Shares (the "***Restricted Securities***"), during the 180-day period following the effective date of a registration statement of the Company filed under the Securities Act (or such longer period as the underwriters or the Company shall request in order to facilitate

10.

compliance with NASD and/or NYSE rules). Each Shareholder shall execute and deliver such other agreements as may be reasonably requested by the Company and/or the managing underwriters which are consistent with the foregoing or which are necessary to give further effect thereto. In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to a Shareholder's Restricted Securities until the end of such period.

3.10   **Conversion to Corporate Form.**   In the event that the Required Holders determine that it would be advisable for the Company to convert or reorganize into the corporate form of organization (whether organized under the laws of the State of Colorado or any other state), the Directors shall, on behalf of the Company, formulate a plan of conversion or reorganization (the *"Reorganization Plan"*) to effectuate such conversion. If the Required Holders approve such Reorganization Plan, then subject to this Section 3.10, each Shareholder shall take whatever reasonable action is required under such Reorganization Plan to effect the transactions contemplated therein. Except as otherwise provided in a duly approved Reorganization Plan, in such conversion:

3.10.1 In connection with the implementation of a Reorganization Plan, each holder of Preferred Shares shall receive, with respect to such Preferred Shares, preferred stock of the successor corporation having a liquidation preference equal to such holder's applicable Preference Amount as of such time, and, after satisfaction of such liquidation preference, a right to receive participating distributions along with the Common Shares on an as-converted to Common Shares basis.

3.10.2 In connection with the implementation of a Reorganization Plan, each holder of Common Shares shall receive, with respect to such Common Shares, Common Shares of the successor corporation having the same fully-diluted percentage of rights to dividends and other distributions and rights to participate in the proceeds of any sale of shares equivalent to the fully-diluted Percentage Interest represented by such holder's Common Shares, as the case may be, immediately prior to the conversion, *provided that* any such right shall be reduced or otherwise subordinated to preferred stock of the successor corporation to be issued to reflect the relative Capital Account balances of the Shareholders as of the time of conversion, and each Shareholder's Capital Account balance shall be taken into account through the issuance to such Shareholder of either a preferred stock of the successor corporation with a liquidation preference, or as additional shares of Common Shares of such successor corporation issued to such Shareholder, or in any other manner included in the Reorganization Plan.

3.10.3 In addition, in connection with the implementation of a Reorganization Plan, each holder of Shares, shall receive, with respect to such Shares: (A) relative voting rights equivalent to those of such Shares; (B) the same restrictions on transfer as were applicable to such Shares prior to the conversion; (C) the same vesting, forfeiture and repurchase restrictions as were applicable to such Shares prior to the conversion, if any; and (D) any other rights or restrictions as were applicable to such Shares prior to the conversion.

3.11   **Merger or Sale of Interests.**   In the event that the Required Holders determine that it would be in the best interests of the Company and the Shareholders to complete an Acquisition or an Asset Sale, the Directors shall, on behalf of the Company, adopt a plan of merger or sale (the *"Sale Plan"*) to effectuate such transaction. If the Required Holders approve

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such Sale Plan, then subject to this Section 3.11, each Shareholder shall, in connection with such transaction, vote for, consent to and raise no objections against such Sale Plan. If the Sale Plan is structured as (i) a merger or consolidation, or the sale of all or substantially all the Company's assets, each Shareholder holding Shares agrees to be present, in person or by proxy, at all meetings for the vote thereon, to vote (whether at a meeting or approval by written consent) all Shares held by such person for and raise no objections to such Sale Plan, and waive and refrain from exercising any dissenters rights, appraisal rights or similar rights in connection with such merger, consolidation or asset sale; (ii) a sale of Shares, the Shareholders each agree to sell all of (or, as applicable, its pro rata share of) their Shares and other equity securities of the Company held by such Shareholders at the time of the Sale Plan on the terms and conditions approved by the Board; provided in each case that such terms do not provide that such Shareholder would receive as a result of such Sale Plan less than the amount that would be distributed to such Shareholder in the event the proceeds of such Sale Plan of the Company were distributed in accordance with Section 4.1.2. The Shareholders shall each take all necessary and desirable actions approved by the Board in connection with the consummation of the Sale Plan, including the execution of such agreements and such instruments and other actions reasonably necessary to (x) provide the representations, warranties, indemnities, covenants, conditions, non-compete agreements, escrow agreements and other provisions and agreements relating to such Sale Plan and (y) effectuate the allocation and distribution of the aggregate consideration upon the consummation of the Sale Plan.

3.11.1 Member Obligations. The obligations of the Shareholders holding Shares with respect to an Sale Plan are subject to the satisfaction of the following conditions: (i) the consideration, if any, payable upon consummation of such Sale Plan to all Members will be allocated among and paid to the Members in accordance with Section 4.1.2; (ii) upon the consummation of the Sale Plan, all of the Members holding Shares of a particular class will receive (or will have the option to receive) the same form of consideration and the same per Share amount of consideration for such class; and (iii) if the Sale Plan is for less than all of the outstanding Shares in the Company, the Shares will be purchased pro rata from each Shareholder based on the Shares each Shareholder then holds.

3.11.2 Limitations. Notwithstanding anything to the contrary, (i) the Shareholders will only be required to make affirmative representations and warranties as to due power and authority and ownership of Shares, free and clear of all liens in connection with an Sale Plan and (ii) the Shareholders will be severally obligated to join on a pro rata basis (based on each such Shareholder's share of the aggregate proceeds paid with respect to its interest) in any indemnification obligation in connection with an Sale Plan other than any such obligations that relate specifically to a particular Shareholder, such as indemnification with respect to representations and warranties given by a Shareholder regarding such Shareholder's title to and ownership of Shares; provided, however, that no such Shareholder will be obligated in connection with such Sale Plan to indemnify the prospective transferee or its affiliates with respect to an amount in excess of the net proceeds paid to such Shareholder in connection with such Sale Plan; and provided further that any escrow of proceeds of any such transaction will be withheld on a pro rata basis among all Members. Each Shareholder will enter into any indemnification or contribution agreement requested by the Board to ensure compliance with this Section 3.11.2.

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3.11.3 Each holder of Vested Shares (including any Shares which vest as a result of such transaction) shall participate in the proceeds of such transaction in the manner and priority set forth in Section 4.1.2.

3.11.4 Each holder of unvested Shares outstanding at the time of such transaction shall receive, with respect to such Shares, an amount of cash or property (including stock of the acquiror) equal to the lesser of:

3.11.4.1 such holder's original cost for such unvested Shares; and

3.11.4.2 their fair market value as of the time of such merger or sale of interests, or such other amount as determined in accordance with an applicable Share Restriction Agreement.

3.11.5 Irrevocable Proxy. To secure each Shareholder's obligations to vote the Shares in accordance with this Agreement, each Shareholder hereby appoints the Founder or the Chief Executive Officer of the Company, or either of them from time to time, or their designees, as such Shareholder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to vote all of such Shareholder's Shares as set forth in this Agreement and to execute all appropriate instruments consistent with this Agreement on behalf of such Shareholder if, and only if, such Shareholder (a) fails to vote or (b) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such Shareholder's Shares or execute such other instruments in accordance with the provisions of this Agreement within five (5) days of the Company's or any other party's written request for such Shareholder's written consent or signature. The proxy and power granted by each Shareholder pursuant to this Section 3.11.3 are coupled with an interest and are given to secure the performance of such party's duties under this Agreement. Each such proxy and power will be irrevocable for the term hereof. The proxy and power, so long as any party hereto is an individual, will survive the death, incompetency and disability of such party or any other individual holder of Shares and, so long as any party hereto is an entity, will survive the merger, consolidation, conversion or reorganization of such party or any other entity holding Shares.

ARTICLE 4
DISTRIBUTIONS; ALLOCATIONS OF PROFITS AND LOSSES

4.1   Distributions and Payments.

4.1.1   Mandatory Distributions. Subject to applicable law and any limitations contained elsewhere in this Agreement, after the end of each Fiscal Year, the Company shall distribute cash to each Shareholder in an amount equal to the product of:

4.1.1.1 the Tax Percentage; and

4.1.1.2 such Shareholder's distributive share of the Company's taxable income for such Fiscal Year determined in accordance with Section 703(a) of the Code as (or to

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be) reflected on the Shareholder's Schedule K-1 or as finally determined for federal income tax purposes.

For purposes hereof, *"Tax Percentage"* shall mean, with respect to any item of taxable income allocated to a Shareholder during a particular Fiscal Year, the combined maximum marginal federal, state and local income tax rate applicable to such item for an individual resident of the State of Colorado for such Fiscal Year (assuming that state income taxes are fully deductible for federal income tax purposes), with such distribution to be made to the Shareholders in the same proportions that taxable income was allocated to the Shareholders during such Fiscal Year.

Notwithstanding the foregoing, distributions made during a particular Fiscal Year to any Shareholder pursuant to Section 4.1.2 shall reduce the distributions to which such Shareholder is entitled with respect to such Fiscal Year pursuant to this Section 4.1.1.

4.1.2 **Discretionary Distributions.** Subject to the terms of this Section 4.1, the Board may, in its sole discretion, cause the Company to distribute cash or property from time to time to the Shareholders in such amounts as the Directors deem appropriate, including any distributions made pursuant to a Liquidation Event. Except as otherwise provided in Sections 4.1.1 and 4.1.3, any such distributions shall be made to the Shareholders in the following manner and priority:

4.1.2.1 First, to the holders of Series B Preferred Shares, until the Series B Preference Amount of such holders is equal to zero; and

4.1.2.2 Second, to the holders of Series A Preferred Shares, until the Series A Preference Amount of such holders is equal to zero; and

4.1.2.3 Third, and after the payment of the Series B Preference Amount and the Series A Preference Amount as set forth in Section 4.1.2.1 and 4.1.2.2 above, ratably to the holders of the Common Shares, Series F Preferred Shares and Series A Preferred Shares in proportion to their Percentage Interests.

4.1.3 **Limitations on Distributions; Special Rules.** Notwithstanding any other provision of this Agreement:

4.1.3.1 No distribution (including distributions in redemption of Shares or upon Dissolution) shall be made to any Shareholder to the extent that, after giving effect to the distribution, all liabilities of the Company (other than liabilities to Shareholders on account of their Shares) would exceed the fair market value of the Company's assets.

4.1.3.2 Nothing shall require the Company to distribute any amount to the Shareholders, except as otherwise provided in Section 4.1.1.

4.1.3.3 In the event an Additional Shareholder makes a Capital Contribution to the Company and the Board determines to distribute an amount equal to some or all of such Capital Contribution to the Shareholders, the Board may, in its sole discretion, cause such amount to be distributed solely to the Persons who were Shareholders immediately prior to the admission of such Additional Shareholder and may exclude such Additional Shareholder from such distribution.

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4.1.3.4   In the event an Additional Shareholder is admitted to the Company after the beginning of any particular fiscal period (including the beginning of a month), the Board may, in its sole discretion, allow such Additional Shareholder to participate in all distributions attributable to such fiscal period, including distributions made prior to such Additional Shareholder's admission to the Company.   The Board may effectuate such participation in whatever manner it deems appropriate, including, without limitation, by specially allocating subsequent distributions away from existing Shareholders to such Additional Shareholder, or by holding back a portion of prior distributions in anticipation of an Additional Shareholder's admission, and then making a special distribution of such held-back amounts solely to the Additional Shareholder.

4.1.3.5   With respect to any Series 2 Common Share intended to constitute a "profits interest" (within the meaning of IRS Revenue Procedure 93-27), the holder of such Series 2 Common Share shall be entitled to share in distributions in excess of the amount originally paid for such Share only to the extent set forth in an applicable agreement between such holder and the Company. The Board will consult with the Company's counsel or tax advisors to determine the appropriate distribution limitations for each profits interest issued by the Company and shall reflect the applicable limitation for each profits interest in such agreement as of the date such profits interest is granted.

4.1.4   Unvested Shares.   The Founder shall determine, in his sole discretion, whether and to what extent a holder of Shares that are not vested shall participate in any distribution by setting forth the rights of such Shares in an applicable Share Restriction Agreement.

4.2   Allocation of Profits and Losses.   After applying Section 4.3, the Company's Net Profit and Net Loss, and (unless otherwise determined by the Board in consultation with the Company's tax advisors) items thereof, for any Accounting Period shall be allocated among the Shareholders in such a manner that, as of the end of such Accounting Period and to the extent possible with respect to each Shareholder, each Shareholder's Adjusted Capital Account shall be equal to the amount that would be distributed to such Shareholder under this Agreement if the Company were to (a) sell all of its assets for an amount equal to the Book Value of such assets as of the end of such Accounting Period and (b) distribute the proceeds in liquidation in the manner and priority set forth in Section 4.1.2 of this Agreement.

4.3   Regulatory and Special Allocations.   Notwithstanding the provisions of Section 4.2, income, gain, loss, deduction and credits shall be allocated to the Shareholders in the manner and to the extent required by Treasury Regulations under Section 704(b) of the Code, including without limitation, the provisions thereof dealing with minimum gain chargebacks, partner minimum gain chargebacks, qualified income offsets, partnership nonrecourse deductions, partner nonrecourse deductions, forfeiture allocations (if applicable), and the provisions dealing with deficit capital accounts in Sections 1.704-2(g)(1), 1.704-2(i)(5), and 1.704-1(b)(2)(ii)(d).

4.3.1   Unvested Shares.   Unless otherwise set forth in an applicable Share Restriction Agreement, Shares that are outstanding but not fully vested shall participate in allocations of Net Profit, Net Loss and items thereof as if they were fully vested.

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4.4 **Tax Allocations; Code Section 704(c).** The income, gains, losses, deductions and expenses of the Company shall be allocated, for federal, state and local income tax purposes, among the Shareholders in accordance with the allocation of such income, gains, losses, deductions and expenses among such Shareholder for computing their Capital Accounts, except that if any such allocation is not permitted by the Code or other applicable law, the Company's subsequent income, gains, losses, deductions and expenses shall be allocated among the Shareholders for tax purposes to the extent permitted by the Code and other applicable law, so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts. Notwithstanding the previous sentence, such items shall be allocated among the Shareholders in a different manner to the extent required by Code Section 704(c) and the Treasury Regulations thereunder (dealing with contributed property), Treasury Regulations Sections 1.704-1(b)(2)(iv)(f) (dealing with property having a book value different than its tax basis), and 1.704-1(b)(4)(ii) (dealing with tax credit items). If required by Treasury Regulations Section 1.704-1(b)(2)(iv)(s), corrective allocations shall be made as provided in Treasury Regulations Section 1.704-1(b)(4)(x). Allocations pursuant to this Section 4.4 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Shareholder's Capital Account or share of profits, losses, other items or distributions pursuant to any provisions of this Agreement.

ARTICLE 5
SHAREHOLDERS

5.1 **Number.** The Company shall at all times have one or more Shareholders, who shall constitute the "*members*" of the Company for all purposes of the Act.

5.2 **Shareholders' Voting Rights.**

5.2.1 The Board may, but shall have no duty, to consult with the Shareholders as to important matters concerning the Company and its business and may take the advice and counsel of the Shareholders so consulted into account when making decisions and acting with respect to such matters.

5.2.2 The following actions and decisions, and all other actions and decisions necessary, advisable or appropriate in connection therewith, may only be taken or made at the direction, or with the approval or consent, of the Required Holders:

5.2.2.1 The consolidation, liquidation or Dissolution of the Company;

5.2.2.2 The sale of all of the Shares of the Company or a merger of the Company with another entity if immediately following the merger the Shareholders do not control a majority of the voting securities of the surviving entity (an "*Acquisition*").

5.2.2.3 The sale, Transfer, lease or other disposition of all or substantially all the assets of the Company (an "*Asset Sale*").

5.2.2.4 The conversion of the Company into another type of entity, including any Reorganization Plan;

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5.2.2.5   The issuance of new Shares by the Company;

5.2.2.6   The Transfer of Shares or other interests in the Company except as permitted under Section 3.7.1 hereof;

5.2.2.7   The selection of an appraiser to value the Company, any Shares or any Transferred interest;

5.2.2.8   The amount and timing of operating distributions;

5.2.2.9   The admission of Additional Shareholders;

5.2.2.10   The valuation of assets in a liquidation or Dissolution;

5.2.2.11   The removal and replacement of liquidators;

5.2.2.12   The amendment of this Agreement; and

5.2.2.13   Distributions or payments to a Shareholder in redemption of his/her/its Shares.

5.2.3   The Required Holders may submit other matters to a vote of the Shareholders. Submission of other matters to a vote of the Shareholders will be in the sole discretion of the Required Holders. Any submission of a discretionary matter for a vote shall not create any obligation to submit in the future any similar matters to a vote of the Shareholders.

5.2.4   Except as otherwise provided herein, the Directors have the authority to make all decisions and take all actions not subject to Shareholder approval.

5.3   **Required Vote.** Subject to the other provisions contained herein, any action requiring the approval of the Shareholders shall require the affirmative vote of Shareholders holding at least a majority of the Shares entitled to vote in order to constitute the action of or approval by the Shareholders. Except as otherwise provided by law, any action or vote of the Shareholders may be taken by a consent in writing setting forth the action or vote so taken and signed by Shareholders holding the requisite percentage of Shares entitled to vote necessary to authorize or take such action.

5.4   **Effect of Incapacity.** Except as otherwise provided herein, the Incapacity of a Shareholder shall not dissolve or terminate the Company. In the event of such Incapacity, the executor, administrator, guardian, trustee or other personal representative of the Incapacitated Shareholder shall be deemed to be the assignee of such Shareholder's Shares and interest in capital and may, upon approval of the Founder, become a Shareholder. For purposes of this Section 5.4, "Incapacity" or "Incapacitated" means (i) with respect to a natural Person, the bankruptcy, death, incompetency or insanity of such individual, and (ii) with respect to any other Person, the bankruptcy, liquidation, dissolution or termination of such Person.

5.5   **Representations and Warranties of Shareholders.** Each Shareholder hereby represents and warrants to and acknowledges with the Company that:

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5.5.1 such Shareholder has such knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of an investment in the Company and making an informed investment decision with respect thereto;

5.5.2 such Shareholder is able to bear the economic and financial risk of an investment in the Company for an indefinite period of time;

5.5.3 such Shareholder is acquiring interests in the Company for investment only and not with a view to, or for resale in connection with, any distribution to the public or public offering thereof;

5.5.4 such Shareholder is not relying upon any forecasts, models or projections relating to the Company or its financial or operating performance prepared by the Founder or any Person who purports to be acting on behalf of the Founder or the Company in acquiring any interests in the Company or in accepting any offer of employment with the Company;

5.5.5 the interests in the Company have not been registered under the securities laws of any jurisdiction and cannot be disposed of unless they are subsequently registered and/or qualified under applicable securities laws and the provisions of this Agreement have been complied with;

5.5.6 the execution, delivery and performance of this Agreement have been duly authorized by such Shareholder and do not require such Shareholder to obtain any consent or approval that has not been obtained and do not contravene or result in a default under any provision of any law or regulation applicable to such Shareholder or other governing documents or any agreement or instrument to which such Shareholder is a party or by which such Shareholder is bound; and

5.5.7 this Agreement is valid, binding and enforceable against such Shareholder in accordance with its terms.

5.6   **Investment Opportunities.** No Shareholder shall have any obligation to offer investment opportunities to the Company or any other Shareholder.

5.7   **Withdrawal of a Shareholder.** For purposes of this Agreement, a Shareholder shall be deemed to have withdrawn as a Shareholder if he or she dies, withdraws, is removed or becomes bankrupt, incompetent, insane or permanently incapacitated (a *"Withdrawal"*).

5.7.1   Removal. Any Shareholder who is an employee or consultant of the Company may be removed and his or her services for the Company terminated by the Founder for any reason, or for no reason, with or without notice, unless otherwise provided for in the written terms of an employment agreement between the Company and the Shareholder. Shareholders who violate the provisions of Section 5.8, Section 5.9 or Section 5.10 will generally be removed immediately. This Agreement does not constitute a guarantee of employment or other service relationship.

5.7.2   Bankruptcy. A Shareholder shall be deemed bankrupt if a petition is filed by or against such Shareholder as "Debtor" and the petition is approved under the provisions of the bankruptcy laws of the United States or if such Shareholder shall make an

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assignment for the benefit of creditors or if a receiver shall be appointed for the property and affairs of such Shareholder.

5.7.3   Incompetency. A Shareholder shall be deemed incompetent if he or she shall be judged incompetent by a decree of a court of appropriate jurisdiction or if he or she is determined by competent medical authority or authorities selected by the Founder to be incompetent and unable to perform the material functions of a Shareholder of the Company.

5.7.4   Insanity. A Shareholder shall be deemed insane if he or she shall be judged insane by a decree of a court of appropriate jurisdiction or if he or she is determined by competent medical authority or authorities selected by the Founder to be insane and unable to perform the material functions of a Shareholder of the Company.

5.7.5   Permanent Incapacity. A Shareholder shall be deemed permanently incapacitated whenever he or she is determined by competent medical authority or authorities selected by the Founder to be permanently physically or mentally unable to perform the material functions of a Shareholder of the Company.

5.7.6   Effect of Withdrawal of Shareholder.

5.7.6.1   In General. In the event of a Withdrawal of a Shareholder, such Shareholder's Capital Account balance, Shares and the interest in Net Profits, Net Losses and distributions represented thereby shall:

5.7.6.1.1 be determined pursuant to any vesting provisions contained in any ***"Share Restriction Agreement"*** previously entered into by and between the Company and such Shareholder (or such Shareholder's predecessor) concurrently with such Shareholder's admission to the Company; or

5.7.6.1.2 if no such Share Restriction Agreement or similar agreement was entered into, become an interest with the same Capital Account balance as of the date of Withdrawal, and such Shareholder shall retain his, her or its vested Shares and the interest in Net Profits, Net Losses and distributions represented thereby.

Any Share Restriction Agreement may include a right of the Company or the Shareholders holding Shares to repurchase all or a portion of such Shareholder's unvested and vested Shares and may also require a forfeiture of any unvested Shares and unvested balance in such Shareholder's Capital Account. The Share Register shall be amended appropriately to give effect to the foregoing.

5.7.6.2   Right to Distributions. Except as otherwise expressly provided herein, a withdrawing Shareholder is not entitled to receive payment of such Shareholder's Capital Account balance (or any payment in redemption of such Shareholder's vested Shares), except:

(a) upon a liquidating distribution; or

(b) as determined by the Founder in his sole discretion, or as otherwise determined in a written agreement between such Shareholder and the Company.

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5.8   Confidentiality. As to so much of the information and other material furnished under or in connection with this Agreement (whether furnished before, on or after the date hereof) as constitutes or contains confidential business, financial or other information of the Company or any subsidiary, each of the Shareholders and the Company covenants for itself and its directors, officers and partners, that it will not disclose (and will prevent its employees, counsel, accountants and other representatives from disclosing) such information except as authorized in writing in advance by the Founder; *provided, however*, that each Shareholder may disclose or deliver any information or other material disclosed to or received by it should such Shareholder be advised by its counsel that such disclosure or delivery is required by law, regulation or judicial or administrative order. This obligation shall survive termination of this Agreement. The Shareholders acknowledge that some or all Shareholders may be subject to other written agreements with the Company concerning the confidentiality of proprietary information (a *"Proprietary Information Agreement"*). Each Shareholder agrees to abide by any such Proprietary Information Agreement to which it is subject. Where the provisions of a Proprietary Information Agreement and this Section 5.8 conflict, the Proprietary Information Agreement will control as to the obligations of the Shareholder to which such Proprietary Information Agreement applies.

5.9   Noncompetition. Without the written consent of the Company, each Shareholder agrees not to engage in competition with the Company and/or any of its Affiliates, either directly or indirectly, in any manner or capacity, as adviser, principal, agent, Affiliate, promoter, partner, officer, director, employee, owner, co-owner or consultant, in any phase of the Primary Business or otherwise compete with the Company and/or any of its Affiliates in providing mobile media and advertising services or other related products.

5.10   Non-Solicitation. Each Shareholder agrees not to, directly or through others, solicit or attempt to solicit any employee, consultant, customer or independent contractor of the Company to terminate their relationship with the Company in order to become an employee, consultant or independent contractor to or for any other Person or entity other than the Company; provided however that the foregoing shall not prohibit the solicitation of any such Person by general advertisements for employment not specifically directed towards such employees and the hiring of such Persons who respond to such advertisements.

5.11   Meetings.

5.11.1 Place of Meetings. Meetings of the Shareholders shall be held at such place, either within or without the State of Colorado, as may be designated from time to time by the Board in the sole discretion of the Board.

5.11.2 Annual Meeting. The Board may elect to hold annual meetings of Shareholders and shall have the authority to determine, in the sole discretion of the Board, which business shall be conducted at such meetings, including whether any matters will be submitted to a vote of Shareholders.

5.11.3 Special Meetings.

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5.11.3.1 Special meetings of the Shareholders may be called, for any purpose or purposes, by the Founder, and shall be held at such place, on such date, and at such time as the Board, shall fix.

5.11.4 Notice of Meetings. Except as otherwise provided by law, written notice of each meeting of Shareholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each Shareholder entitled to vote at such meeting, such notice to specify the place, date and hour and purpose or purposes of the meeting. Notice of the time, place and purpose of any meeting of Shareholders may be waived in writing, signed by the Person entitled to notice thereof, either before or after such meeting, and will be waived by any Shareholder by his attendance thereat in person or by proxy, except when the Shareholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any Shareholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

5.11.5 Quorum. At all meetings of Shareholders, except where otherwise provided by statute or by the Articles, or by this Agreement, the presence, in person or by proxy duly authorized, of the holders of a majority of the outstanding Shares to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of Shareholders may be adjourned, from time to time in accordance with Section 5.11.6, but no other business shall be transacted at such meeting. The Shareholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough Shareholders to leave less than a quorum.

5.11.6 Adjournment and Notice of Adjourned Meetings. Any meeting of Shareholders, whether annual or special, may be adjourned from time to time by the Founder or by the vote of a majority of the Shares casting votes, excluding abstentions. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Shareholder of record entitled to vote at the meeting.

5.11.7 Action Without Meeting.

5.11.7.1 Unless otherwise provided in the Articles, any action required by statute to be taken at any annual or special meeting of the Shareholders, or any action which may be taken at any annual or special meeting of the Shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding Shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Shares entitled to vote thereon were present and voted.

5.11.8 Discretion of the Founder. The Founder shall be entitled to make such rules or regulations for the calling and conduct of meetings of Shareholders as the Founder shall deem necessary, appropriate or convenient.

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5.12   Admission of Additional Shareholders. Subject to the terms of this Agreement, any Person acceptable to the Board may become an Additional Shareholder of the Company by the purchase of new Shares for such consideration as the Board shall determine in accordance with the terms of this Agreement. Each Additional Shareholder shall: (i) agree to be bound by the provisions of this Agreement; (ii) execute and deliver such documents as the Board deem appropriate in connection therewith; and (iii) contribute to the Company the agreed upon Capital Contribution in exchange for the Shares purchased by such Additional Shareholder.

5.12.1 Admission. Each Additional Shareholder shall have all the rights and obligations of a Shareholder holding the class and series of Shares purchased by such Additional Shareholder as specified on the Share Register. The admission of Additional Shareholders shall not be a cause for Dissolution of the Company. Upon the admission of any Additional Shareholders pursuant to this Section 5.12, the Share Register shall be appropriately amended.

5.12.2 Compensatory Shares. The Board may issue Common Shares including Common Shares for no consideration and Series 2 Common Shares constituting Profits Interests (and options, warrants and other Common Share purchase rights) to Persons who provide services to the Company in connection with the performance of such services. Such issuances may be subject to such vesting and other restrictions as the Board may deem appropriate, including the imposition of repurchase options or forfeiture in favor of the Company. The Board may require payment from persons acquiring such Shares (and options, warrants and other Common Share purchase rights), or may issue such Shares (and options, warrants and other Common Share purchase rights) without monetary consideration. Shares issued pursuant to the Board's authority under this Section 5.12.2 may constitute capital interests in the Company (i.e., such Shares may have a Capital Account balance associated with them upon issuance), or profits interests in the Company. The Board is hereby authorized to create a separate plan specifying the terms of such issuances, if it deems appropriate in its sole discretion, or the Board may issue such Common Shares (and options, warrants and other Common Share purchase rights) individually. Persons who acquire such Shares shall hold such Shares subject to the provisions of any separate agreements with the Company governing such acquisitions as well as this Agreement.

ARTICLE 6
BOARD OF DIRECTORS

6.1   Generally. Except as specifically set forth in this Agreement, the Shareholders hereby delegate all power and authority to manage the business and affairs of the Company to the Directors, who shall act as the managers of the Company subject to and in accordance with the terms of this Agreement. Such Directors shall constitute the "Board of Directors" and such term may be used in this Agreement to refer to such Directors. Such term is used for convenience only and is not intended by the parties to confer to the Board any additional power or authority other than that expressly and specifically conferred pursuant to and in accordance with the terms of this Agreement. Each Director shall participate in the direction, management and control of the business of the Company, as a member of the Board, to the best of such Director's ability. The Directors shall in all cases act as a group through actions in meetings of the Board and shall have no authority to act individually. The Board may adopt such rules and procedures for the management of the Company not inconsistent with this Agreement or the Act.

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Any power not otherwise delegated pursuant to this Agreement or by the Board in accordance with the terms of this Agreement shall remain with the Board.

6.2   Number of Directors. The number of authorized members of the Board shall be initially fixed at five (5) Directors who shall be designated as follows: (A) one (1) director (the "***Series F Director***") to be designated by the holders of a majority of the Series F Preferred Shares and who shall be entitled to two (2) votes on all matters to be acted on by the Board; (B) one (1) Director to be designated by the holders of a majority of the Series A Preferred Shares and who shall have one (1) vote on all matters to be acted on by the Board (the "***Series A Director***"), (C) two (2) Directors to be designated by the Required Series B Holders and who shall have one (1) vote on all matters to be acted on by the Board (the "***Series B Directors***") and (D) one (1) Director to be designated by the holders of a majority of both the Preferred Shares and the Common Shares, voting together (the "***Joint Director***"). The number of Directors may be changed from time to time by a vote of the holders of a majority of the Common Shares and the Preferred Shares, voting together, and unless otherwise provided in this Agreement, the vote, consent, approval or ratification of at least a majority of votes of the Directors then serving shall be required in order to constitute an action of the Board.

6.3   Tenure.

      6.3.1 The initial Series F Director shall serve until the earlier of (i) the designation of a replacement Series F Director by the holders of a majority of the Series F Preferred Shares, (ii) such Director's resignation and (iii) such Director's death.

      6.3.2 The initial Series A Director shall serve until the earlier of (i) the designation of a replacement Series A Director by the holders of a majority of the Series A Preferred Shares, (ii) such Director's resignation and (iii) such Director's death.

      6.3.3 Each initial Series B Director shall serve until the earlier of (i) the designation of a replacement of such Series B Director by the Required Series B Holders, (ii) such Director's resignation and (iii) such Director's death.

      6.3.4 The Joint Director shall serve until the earlier of (i) the designation of a replacement Joint Director by the holders of a majority of the Common Shares and the Preferred Shares, voting together, (ii) such Director's resignation and (iii) such Director's death.

6.4   Resignation. A Director may resign at any time by giving written notice to the Founder. The resignation of a Director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

6.5   Vacancies.

      6.5.1 Any vacancy occurring in the office of Joint Director shall be filled by the holders of a majority of the Common Shares and the Preferred Shares, voting together.

      6.5.2 Any vacancy occurring in the office of the Series F Director shall be filled by the holders of a majority of the Series F Preferred Shares.

6.5.3 Any vacancy occurring in the office of the Series A Director shall be filled by the holders of a majority of the Series A Preferred Shares.

6.5.4 Any vacancy occurring in the office of any of the Series B Directors shall be filled by the Required Series B Holders.

6.6 Meetings.

6.6.1 Regular meetings of the Board shall be held at such times, mutually convenient places and dates as determined by the Board. The officers and other executives of the Company may attend meetings of the Board with the prior approval of the Board.

6.6.2 Directors may participate in a meeting through use of conference telephone or similar communication equipment, so long as all Directors participating in such meeting can hear one another. Such participation constitutes presence in person at such meeting.

6.6.3 Special meetings of the Board for any purpose may be called by any three (3) Directors (one of whom shall be the Series F Director).

6.6.4 Each Director shall receive notice of the date, time and place of all meetings of the Board at least ten (10) business days (twenty-four (24) hours if given personally by e-mail, or by facsimile) before the meeting. Such notice shall be delivered in writing (which may be by facsimile) to each Director. Such notice may be given by the Secretary of the Company or by the person or persons who called the meeting. Such notice shall specify the purpose of the meeting. Notice of any meeting of the Board need not be given to any Director who signs a waiver of notice of such meeting or a consent to holding the meeting, either before or after the meeting, or who attends the meeting without protesting prior to such meeting or at the commencement thereof. All such waivers, consents and approvals shall be filed with the records of the Company.

6.6.5 Meetings of the Board may be held at any place that has been designated in the notice of the meeting.

6.6.6 Any meeting of the Board, whether or not a quorum is present, may be adjourned to another time and place by the affirmative vote of at least a majority of the Directors present. If the meeting is adjourned for more than twenty-four (24) hours, notice of such adjournment to another time or place shall be given prior to the time of the adjourned meeting to the Directors who were not present at the time of the adjournment.

6.6.7 Any action required or permitted to be taken by the Board may be taken without a meeting of the Board, if all the Directors individually or collectively consent in writing to such action. Such written consent or consents shall be filed with the corporate records of the Company. Such action by written consent shall have the same force and effect as a unanimous vote of the Directors.

6.7 Quorum and Transaction of Business. The number of Directors that constitutes a quorum for the transaction of business at a properly noticed meeting of the Board shall be a majority, the number of Directors necessary to effect a resolution of the Board except that in such cases, the Founder Director shall be deemed to have only one vote for the purposes determining a quorum under this Section 6.7. Except as required by the Act or as otherwise set

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forth in this Agreement, the affirmative vote of at least a majority of the Directors and such majority vote shall constitute the act of the Directors.

6.8   Directors Have No Exclusive Duty to Company. The Directors shall not be required to manage the Company as their sole and exclusive function, and, subject to Section 5.9 of this Agreement, the Directors may have other business interests and may engage in other activities in addition to those relating to the Company.   Neither the Company nor any Shareholder shall have any right, by virtue of this Agreement, to share or participate in such other investments or activities of the Directors or to the income or proceeds derived therefrom.

6.9   Resignation. A Director may resign by delivering to the Company at the Company's principal office his, her or its written resignation addressed to the Shareholders. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event; *provided, however*, that if there is only one Director, then such Director's resignation shall not take effect unless and until the Shareholders have selected a new Director.

6.10   Exculpation of Directors. Neither the Directors nor any Affiliate of any Director shall be liable to the Shareholders for any act or failure to act pursuant to this Agreement, except where such act or failure to act constitutes a breach of this Agreement, gross negligence or willful misconduct and has not been expressly authorized by the Shareholders.   The Directors shall be entitled to rely upon the advice of legal counsel, independent public accountants and other experts, including financial advisors, and any act of or failure to act by the Directors in good faith reliance on such advice shall in no event subject the Directors or any such other Person to liability to the Company or any Shareholder.

6.11   LLC Officers; Chief Executive Officer. The Directors hereby delegate the authority to manage and conduct the Company's day-to-day business and affairs to the Chief Executive Officer. Such authority may in turn be delegated by the Chairman to and be held by officers of the Company (each, an *"LLC Officer"*) serving from time to time, each of whom shall be an agent for the Company with the powers set forth herein or in any written delegation of authority by the Chairman:

6.11.1 The LLC Officers appointed from time to time may include a Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer, and Secretary. The Company may also have one or more Assistant Secretaries and Assistant Treasurers. Each such LLC Officer who is appointed shall have the duties and powers provided for in this Section 6.11. The Founder may from time to time also (i) appoint such other LLC Officers and agents, if any, having such duties and powers as the Chairman in his discretion may deem necessary or appropriate or (ii) authorize any LLC Officer to appoint assistant and subordinate LLC Officers and prescribe their respective duties and powers.

6.11.2 The appointment of any person as an LLC Officer shall not in and of itself create contract rights, including any rights under this Agreement. An LLC Officer may hold more than one office in the Company, including the offices of President and Chief Executive Officer and Secretary. An LLC Officer may but need not be an officer of the Chairman. Each LLC Officer shall hold office at the pleasure of the Founder or until the LLC Officer's death, resignation or removal, with or without cause, by action by the Founder. Any LLC Officer may

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resign at any time upon written notice to the Company. The Founder may remove any LLC Officer with or without cause at any time.

6.11.3 In addition to such authority as any LLC Officer may have under this Agreement or as may from time to time be expressly delegated to any LLC Officer by the Founder, each LLC Officer shall have authority to execute such contracts, certificates, documents and instruments on behalf of the Company as are within the scope of the LLC Officer's level of responsibility and authority within the Company and are entered into in the ordinary course of business in respect of the LLC Officer executing the same or within the established practice of the Company with respect to the delegation of authority to such LLC Officer.

6.11.4 The duties and powers of each of the following LLC Officers, if appointed, shall be as follows:

6.11.5 Chief Executive Officer. The Chief Executive Officer, if any, shall have overall responsibility for the management of the business of the Company, subject to the oversight and control of the Founder (who may serve as the Chief Executive Officer). The Chief Executive Officer shall have and exercise such powers and duties as may be delegated to or vested in such LLC Officer from time to time by the Founder, this Agreement or any agreement entered into by the Company and such LLC Officer.

6.11.6 President and Chief Operating Officer. The President and Chief Operating Officer shall have responsibility for the operations and functioning of the business of the Company, subject to the oversight and control of the Chief Executive Officer and the Chairman. The President and Chief Operating Officer, if any, shall have such other powers and perform such other duties and responsibilities as may be prescribed from time to time by the Chairman.

6.11.7 Chief Financial Officer. The Chief Financial Officer, if any, shall have custody of the Company funds and securities and shall keep complete and accurate accounts of all receipts and disbursements of the Company and shall deposit all monies and other valuable effects of the Company in the Company's name and to its credit in such banks and other depositories as may be approved from time to time by the Chairman. The Chief Financial Officer shall disburse the funds of the Company, taking proper vouchers and receipts for such disbursements. The Chief Financial Officer shall have such other powers and perform such other duties as the Chairman or the President shall from time to time prescribe.

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6.11.7.1 Secretary. The Secretary, if any, shall keep a record of all member meetings and any action of the Chairman in a book or books to be kept for that purpose. The Secretary shall give, or cause to be given, notice of all member meetings and shall perform such other duties as may be prescribed by the Chairman or the President, under whose supervision the Secretary shall be. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be. The Company may also have one or more Assistant Secretaries having duties and authority with respect to the matters within the authority of the Secretary as the Chairman may from time to time prescribe.

ARTICLE 7
LIABILITY; INDEMNIFICATION

7.1 Limited Liability. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Shareholders and the Directors of the Company shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Shareholder or Director of the Company.

7.2 Indemnification.

7.2.1 No Director or LLC Officer of the Company shall be liable, in Damages or otherwise, to the Company or any Shareholder for any act or omission performed or omitted to be performed by it in good faith (except for intentional misconduct or recklessness) pursuant to the authority granted to such Director or LLC Officer of the Company by this Agreement or by the Act.

7.2.2 To the fullest extent permitted by the laws of the State of Colorado and any other applicable laws, the Company shall indemnify and hold harmless the Directors and each LLC Officer (each, an *"Indemnitee"*), from and against any and all losses, claims, demands, costs, damages, liabilities (joint or several), expenses of any nature (including reasonable attorneys' fees and disbursements), judgments, fines, settlements and other amounts (*"Damages"*) arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which an Indemnitee may be involved, or threatened to be involved, as a party or otherwise, arising out of or incidental to the business of the Company, regardless of whether an Indemnitee continues to be a Director or an LLC Officer or an agent of the Company at the time any such liability or expense is paid or incurred, except for any Damages based upon, arising from or in connection with any act or omission of an Indemnitee committed without authority granted pursuant to this Agreement or in bad faith or otherwise constituting recklessness or willful misconduct.

7.2.3 Expenses (including reasonable attorneys' fees and disbursements) incurred in defending any claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative, subject to Section 7.2.2 hereof, may be paid (or caused to be paid) by the Company in advance of the final disposition of such claim, demand, action, suit or proceeding upon receipt of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall ultimately be determined, by a court of competent jurisdiction from which no

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further appeal may be taken or the time for any appeal has lapsed (or otherwise, as the case may be), that the Indemnitee is not entitled to be indemnified by the Company as authorized hereunder or is not entitled to such expense reimbursement.

7.2.4 Any indemnification hereunder shall be satisfied only out of the assets of the Company, and the Shareholders shall not be subject to personal liability by reason of these indemnification provisions.

7.2.5 The indemnification provided by this Section 7.2 shall be in addition to any other rights to which each Indemnitee may be entitled under any agreement or vote of the Shareholders, as a matter of law or otherwise, both as to action in the Indemnitee's capacity as a Shareholder or as an officer, director, employee, shareholder, member or partner of a Shareholder or of an Affiliate, and shall inure to the benefit of the heirs, successors, assigns, administrators and personal representatives of the Indemnitee.

7.2.6 The Company may purchase and maintain insurance on behalf of one (1) or more Indemnitees and other Persons against any liability which may be asserted against, or expense which may be incurred by, any such Person in connection with the Company's activities, whether or not the Company would have the power to indemnify such Person against such liability under the provisions of this Agreement.

7.2.7 An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.2 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

7.2.8 The provisions of this Section 7.2 are for the benefit of each Indemnitee and its heirs, successors, assigns, administrators and personal representatives, and shall not be deemed to create any rights for the benefit of any other Persons.

ARTICLE 8
ACCOUNTING

8.1 **Tax Matters Partner.** Unless and until the Shareholders shall otherwise agree, the Founder shall serve as the "tax matters partner" for purposes of Section 6231 of the Internal Revenue Code. Promptly following the written request of the tax matters partner, the Company shall, to the fullest extent permitted by law, reimburse and indemnify the tax matters partner for all reasonable expenses, including reasonable legal and accounting fees, claims, liabilities, losses and Damages incurred by the tax matters partner in connection with any administrative or judicial proceeding with respect to the tax liability of the Shareholders.

8.2 **Reserves.** Reasonable cash reserves may be established from time to time by the Chairman.

8.3 **Company Funds.** The Company may not commingle the Company's funds with the funds of any Shareholder, or the funds of any Affiliate of any Shareholder.

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ARTICLE 9
CONVERSION RIGHTS

9.1   Conversion Rights. The holders of the Series B Preferred Shares shall have the following rights with respect to the conversion of the Series B Preferred Shares into Series 1 Common Shares:

9.1.1   Optional Conversion. Subject to and in compliance with the provisions of this Section 9.1, any Series B Preferred Shares may, at the option of the holder, be converted at any time into Series 1 Common Shares. The number of Series 1 Common Shares to which a holder of Series B Preferred Shares shall be entitled upon conversion shall be the product obtained by multiplying the Series B Conversion Rate then in effect (determined as provided in Section 9.1.2) by the number of Series B Preferred Shares being converted.

9.1.2   Series B Unit Conversion Rate. The conversion rate in effect at any time for conversion of the Series B Preferred Shares (the "***Series B Conversion Rate***") shall be the quotient obtained by dividing the Series B Original Issue Price by the Series B Conversion Price, calculated as provided in Section 9.1.3.

9.1.3   Series B Unit Conversion Price. The conversion price for the Series B Preferred Shares shall initially be the Series B Original Issue Price (the "***Series B Conversion Price***").   Such initial Series B Conversion Price shall be adjusted from time to time in accordance with this Section 9.1. All references to the Series B Conversion Price herein mean the Series B Conversion Price as so adjusted.

9.1.4   Mechanics of Conversion. Each holder of Series B Preferred Shares who desires to convert the same into Series 1 Common Shares pursuant to this Section 9.1 shall give written notice to the Company at such office that such holder elects to convert the same and, if such Series B Preferred Shares have been certificated, shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company. Such notice shall state the number of Series B Preferred Shares being converted and any conditions to the effectiveness of such conversion. Thereupon, the Company shall promptly (i) issue and deliver at such office to such holder a certificate or certificates, if such Series 1 Common Shares are being certificated, for the number of Series 1 Common Shares to which such holder is entitled, (ii) pay in cash (at the fair market value of one Series 1 Common Share as determined in good faith by the Board as of the date of such conversion) the value of any fractional Series 1 Common Share otherwise issuable to any holder of Series B Preferred Shares as set forth in Section 10.1(k), and (iii) either, in the discretion of the Board, (y) pay in cash (to the extent sufficient funds are then legally available therefor), or (z) pay in Series 1 Common Shares (at the fair market value of one Series 1 Common Share as determined in good faith by the Board as of the date of such conversion), all accrued but unpaid dividends, whether or not declared, and all declared but unpaid dividends on the Series B Preferred Shares converted. Such conversion shall be deemed to have been made at the close of business on the receipt by the Company of written notice of the election to convert (or satisfaction of any conditions set forth therein) and the person entitled to receive the Series 1

Common Shares issuable upon such conversion shall be treated for all purposes as the record holder of such Series 1 Common Shares on such applicable date.

9.1.5   Adjustment for Series 1 Common Share Splits and Combinations. If at any time or from time to time on or after the Effective Date, the Company effects a subdivision of the outstanding Series 1 Common Shares without a corresponding subdivision of the Series B Preferred Shares, the Series B Conversion Price in effect immediately before that subdivision shall be proportionately decreased. Conversely, if at any time or from time to time after the Effective Date the Company combines the outstanding Series 1 Common Shares into a smaller number of units without a corresponding combination of the Series B Preferred Shares, the Series B Conversion Price in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 9.1.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

9.1.6   Adjustment for Series 1 Common Share Dividends and Distributions. If at any time or from time to time on or after the Effective Date the Company pays to holders of Series 1 Common Shares a dividend or other distribution in additional Series 1 Common Shares without a corresponding dividend or other distribution to holders of Series B Preferred Shares, the Series B Conversion Price then in effect shall be decreased as of the time of such issuance, as provided below:

9.1.6.1   The Series B Conversion Price shall be adjusted by multiplying the Series B Conversion Price then in effect by a fraction equal to:

9.1.6.1.1   the numerator of which is the total number of Series 1 Common Shares issued and outstanding immediately prior to the time of such issuance, and

9.1.6.1.2   the denominator of which is the total number of Series 1 Common Shares issued and outstanding immediately prior to the time of such issuance plus the number of Series 1 Common Shares issuable in payment of such dividend or distribution;

9.1.6.2   If the Company fixes a record date to determine which holders of Series 1 Common Shares are entitled to receive such dividend or other distribution, the Series B Conversion Price shall be fixed as of the close of business on such record date and the number of Series 1 Common Shares shall be calculated immediately prior to the close of business on such record date; and

9.1.6.3   If such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series B Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series B Conversion Price shall be adjusted pursuant to this Section 9.1.6 to reflect the actual payment of such dividend or distribution.

9.1.7   Adjustment for Reclassification, Exchange, Substitution, Reorganization, Merger or Consolidation. If at any time or from time to time on or after the Effective Date the Series 1 Common Shares issuable upon the conversion of the Series B

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Preferred Shares are changed into the same or a different number of any class or classes of Shares, whether by recapitalization, reclassification, merger, consolidation or otherwise (other than an Acquisition or an Asset Sale or a subdivision or combination of Series 1 Common Shares or unit dividend or distribution provided for elsewhere in this Section 9.1), in any such event each holder of Series B Preferred Shares shall then have the right to convert such units into the kind and amount of units and other securities and property receivable upon such recapitalization, reclassification, merger, consolidation or other change by holders of the maximum number of Series 1 Common Shares into which such Series B Preferred Shares could have been converted immediately prior to such recapitalization, reclassification, merger, consolidation or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 9.1 with respect to the rights of the holders of Series B Preferred Shares after the capital reorganization to the end that the provisions of this Section 9.1 (including adjustment of the Series B Conversion Price then in effect and the number of units issuable upon conversion of the Series B Preferred Shares) shall be applicable after that event and be as nearly equivalent as practicable.

9.1.8 Certificate of Adjustment. In each case of an adjustment or readjustment of the Series B Conversion Price for the number of Series 1 Common Shares or other securities issuable upon conversion of the Series B Preferred Shares, if the Series B Preferred Shares are then convertible pursuant to this Section 9.1, the Company, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and shall, upon request, prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Series B Preferred Shares so requesting at the holder's address as shown in the Company's books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the consideration received or deemed to be received by the Company for any additional Series 1 Common Shares issued or sold or deemed to have been issued or sold, (ii) the Series B Unit Conversion Price at the time in effect, (iii) the number of additional Shares and (iv) the type and amount, if any, of other property which at the time would be received upon conversion of the Series B Preferred Shares. Failure to request or provide such notice shall have no effect on any such adjustment.

9.1.9 Automatic Conversion.

9.1.9.1 Each Series B Preferred Share shall automatically be converted into Series 1 Common Shares, based on the then-effective Series B Conversion Price, at any time upon (A) the affirmative election of the Required Series B Holders or (B) immediately upon the effective date of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act, covering the offer and sale of Common Shares for the account of the Company in which the gross cash proceeds to the Company (before underwriting discounts, commissions and fees) are at least $25,000,000.

9.1.9.2 Upon the occurrence of the event specified in Section 9.1.9.1 above, the outstanding Series B Preferred Shares shall be converted automatically without any further action by the holders of such units and whether or not the certificates representing such units, if any; provided, however, that the Company shall not be obligated to issue certificates

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evidencing the Series 1 Common Shares issuable upon such conversion unless the certificates evidencing such Series B Preferred Shares, if any, are delivered to the Company as provided below, or the holder notifies the Company that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Series B Preferred Shares, the holders of Series B Preferred Shares shall surrender the certificates representing such units, if any, at the office of the Company. Thereupon, (i) there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of Series 1 Common Shares into which the Series B Preferred Shares were convertible on the date on which such automatic conversion occurred, and (ii) the Company shall promptly either, in the discretion of the Board, (y) pay in cash (to the extent sufficient funds are then legally available therefor), or (z) pay in Series 1 Common Shares (at the fair market value of one Series 1 Common Share as determined in good faith by the Board as of the date of such conversion), all accrued but unpaid dividends, whether or not declared, and all declared but unpaid dividends on the Series B Preferred Shares converted.

9.1.10 Fractional Units. No fractional Series 1 Common Shares shall be issued upon conversion of Series B Preferred Shares. All Series 1 Common Shares (including fractions thereof) issuable upon conversion of more than one unit of Series B Preferred Shares by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional unit. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional unit, the Company shall, in lieu of issuing any fractional unit, pay cash equal to the product of such fraction multiplied by the fair market value of one unit of Series 1 Common Shares (as determined by the Board) on the date of conversion.

9.1.11 Reservation of Units Issuable Upon Conversion. The Company shall at all times reserve and keep available unissued Series 1 Common Shares, solely for the purpose of effecting the conversion of the Series B Preferred Shares, such number of its Series 1 Common Shares as shall from time to time be sufficient to effect the conversion of all outstanding Series B Preferred Shares. If at any time the number of unissued Series 1 Common Shares shall not be sufficient to effect the conversion of all then outstanding Series B Preferred Shares, the Company will take such action as may be necessary to increase the number of unissued Series 1 Common Shares to such number of units as shall be sufficient for such purpose.

ARTICLE 10
DISSOLUTION; TERMINATION

10.1 Events of Dissolution. The Company shall survive in perpetuity and shall not be dissolved except upon the approval of (i) the Shareholders holding a majority of the Shares and (ii) the Required Holders or upon a judicial decree of dissolution (a *"Dissolution"*). Dissolution of the Company shall be effective on the date of such event (unless otherwise specified in such approval), but the Company shall not terminate until the assets of the Company shall have been distributed as provided herein and a statement of dissolution of the Company has been filed with the Secretary of State of the State of Colorado.

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10.2 **Liquidation and Termination.** On Dissolution of the Company, a Person shall be designated by the Founder to act as liquidator(s). The liquidator(s) shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidator(s) shall continue to operate the Company properties with all of the power and authority of Shareholders and the Founder; *provided, however*, that such liquidator(s) may be removed and replaced at any time and for any reason by the Founder. The steps to be accomplished by the liquidator(s) are as follows:

10.2.1 The liquidator(s) shall pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company (including, without limitation, all expenses incurred in liquidation) or otherwise make adequate provision for payment and discharge thereof (including, without limitation, the establishment of a cash fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine).

10.2.2 In the final Accounting Period of the Company, Net Profits and Net Losses shall be credited or charged to Capital Accounts of the Shareholders (which Capital Accounts shall be first adjusted to take into account all distributions other than liquidating distributions made during the Accounting Period) in the manner provided in Article 4. If the fair market value (as determined by the Chairman) of Company assets to be distributed in kind pursuant to Section 10.2.3 exceeds (*"book gain"*), or is less than (*"book loss"*), the Company's book basis (as determined for Capital Account purposes) for such assets, such book gain or book loss shall be taken into account in the calculation of Net Profit or Net Loss to be allocated under Article 4.

10.2.3 All remaining assets of the Company shall be distributed to the Shareholders in the manner and priority set forth in Section 4.1.2 of this Agreement.

10.3 **Statement of Dissolution.** On completion of the distribution of Company assets as provided herein, the Company is terminated, and shall conduct only such activities as are necessary to windup its affairs. The liquidator shall file a statement of dissolution with the Secretary of State of the State of Colorado, cancel any other relevant filings and take such other actions as may be necessary to terminate the Company.

ARTICLE 11
MISCELLANEOUS

11.1 **Notices.** Any and all notices, consents, offers, elections and other communications required or permitted under this Agreement shall be deemed adequately given only if in writing and the same shall be delivered either:

11.1.1 by hand or facsimile; or

11.1.2 by mail or Federal Express or similar expedited commercial carrier, addressed to the recipient of the notice, postage prepaid and registered or certified with return receipt requested (if by mail), or with all freight charges prepaid (if by Federal Express or similar carrier).

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All notices, demands, and requests to be sent hereunder shall be deemed to have been given for all purposes of this Agreement upon the date of receipt or refusal. All such notices, demands and requests shall be addressed, if to the Company, at its principal executive offices, or if to a Shareholder, at the address set forth on the Share Register attached hereto or to such other address as such Shareholder may have designated for himself, herself or itself by written notice to the Company in the manner herein prescribed.

11.2 **Word Meanings; Construction.** The singular shall include the plural and the masculine gender shall include the feminine and neuter, and vice versa, unless the context otherwise requires. Unless otherwise indicated, all references to articles and Sections refer to articles and Sections of this Agreement, and all references to Schedules are to schedules attached hereto, each of which is made a part hereof for all purposes.

11.3 **Binding Provisions.** The covenants and agreements contained herein shall be binding upon, and inure to the benefit of, the heirs, legal representatives, successors and assigns of the respective parties hereto.

11.4 **Applicable Law.** This Agreement is governed by and shall be construed in accordance with the Act, excluding any conflict-of-laws rule or principle that might refer the governance or the construction of this Agreement to the law of another jurisdiction. In the event of a conflict between any provision of this Agreement and any non-mandatory provision of the Act, the provision of this Agreement shall control and take precedence.

11.5 **Severability of Provisions.** Each Section of this Agreement constitutes a separate and distinct undertaking, covenant and/or provision hereof. In the event that any provision of this Agreement shall finally be determined to be invalid, illegal or unenforceable in any respect under any applicable law, then:

11.5.1 all such provisions shall be deemed severed from this Agreement;

11.5.2 every other provision of this Agreement shall remain in full force and effect; and

11.5.3 in substitution for any such provision held invalid, illegal or unenforceable, there shall be substituted a provision of similar import reflecting the original intent of the parties hereto to the extent permissible under applicable law.

11.6 **Section Titles.** Section titles are for descriptive purposes only and shall not control or alter the meaning of this Agreement as set forth in the text.

11.7 **Further Assurance.** The Shareholders shall execute and deliver such further instruments and do such further acts and things as may be required to carry out the intent and purposes of this Agreement.

11.8 **Directly or Indirectly.** Where any provision in this Agreement refers to action to be taken by any Person, or which such Person is prohibited from taking, such provision shall be applicable whether the action in question is taken directly or indirectly by such Person.

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11.9 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original of this Agreement.

11.10 Effect of Waiver and Consent. A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of its obligations hereunder or with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person hereunder or with respect to the Company. Failure on the part of a Person to complain of any act of any Person or to declare any Person in default hereunder or with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Person of its rights with respect to that default until the applicable statute-of-limitations period has run.

11.11 Waiver of Certain Rights. Each Shareholder irrevocably waives any right it may have to demand any distributions or withdrawal of property from the Company or to maintain any action for dissolution (except pursuant to Section 18-802 of the Act) of the Company or for partition of the property of the Company.

11.12 Notice of Provisions. By executing this Agreement, each Shareholder acknowledges that it has actual notice of (i) all of the provisions hereof (including, without limitation, the restrictions on Transfer set forth in Article 3) and (ii) all of the provisions of the Articles.

11.13 Entire Agreement. This Agreement together with the other agreements and instruments entered into in connection herewith constitutes the entire agreement among the parties hereto with respect to the transactions contemplated herein, and supersedes all other prior understandings or agreements among the Shareholders with respect to such transactions.

11.14 Amendments. Except as otherwise provided herein, the Articles and this Agreement may be amended by the Required Holders without another vote of the Shareholders, provided, however, (i) for so long as any shares of Series B Preferred Shares remain outstanding (as adjusted for stock splits, dividends, recapitalizations and the like), in addition to any other vote or consent required herein or by law, the vote or written consent of the Required Series B Holders (voting as a separate series on an as-if-converted to Series 1 Common Share basis) shall be necessary for effecting or validating any amendment, alteration or repeal of any provision of the Articles or this Agreement if such amendment, on its face, treats the Series B Preferred Shares (as a series) in a manner that is materially and adversely different than other series of Shares to which such amendment or alteration is applied and (ii) with respect to any amendment which adversely and materially affects any Shareholder in a manner differently than the Shareholders generally, then any such amendment shall require the consent of any such Shareholder so adversely and materially affected.

11.15 Remedies. The Shareholders acknowledge and agree that, in addition to all other remedies available (at law or otherwise) to the Company, the Company shall be entitled to equitable relief (including injunction and specific performance) as a remedy for any breach or threatened breach of any provision of this Agreement. The Shareholders further acknowledge and agree that the Company shall not be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this

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Section 10, and the Shareholders waive any right any of them may have to require that the Company obtain, furnish or post any such bond or similar instrument.

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